Press Release	Source: Next, Inc.

Next Inc. Announces Appointment of Robert M. Budd as Chief Executive Officer

CEO William B. Hensley Retires

CHATTANOOGA, TENN. --(BUSINESS WIRE)—November 16, 2005 -- Next Inc. (OTCBB:NXTI - News) an emerging leader in the sportswear and promotional products industry  announced that effective today, CEO William B. Hensley is retiring and is being replaced as CEO by Robert M. Budd.

Mr. Budd joins Next after spending the last six years as founding partner of TBA Management Services, a consulting firm specializing in management advisory services.  While with TBA, he worked with both public and private companies, fulfilling the roles of both CEO and COO in completing ground up assessments of a variety of companies to identify strengths and weaknesses in addition to spearheading the subsequent sales of entire companies or selected divisions.

Mr. Budd commented “I’m extremely enthusiastic about joining the Next team. Having worked with them over the last couple of years, I feel comfortable that I have a clear understanding of the Company’s precise needs. I look forward to working with the rest of our management team to build on our collective strengths, in addition to addressing and alleviating any issues that may be precluding the company from achieving maximum profitability. I believe the future for the Company, our valued employees and our shareholders holds many unique and exciting opportunities. I look forward to building on the accomplishments of my predecessor as we strive to take the Company to the next level.”

Charles Thompson, CFO of Next stated “We’re extremely pleased to welcome Robert to the Next team. He is intimately familiar with our business and has a track record of success in assisting high growth companies like ours manage that growth while maximizing profitability. Robert’s talents are ideally suited to fill this vital roll within Next and we’re highly confident that he will compliment existing management in addition to providing tangible results for the Company and its shareholders.”

About Next Inc. http://www.nextinc.net

Next, Inc. is a creative and innovative sales and marketing organization that designs, develops, markets, and distributes licensed and branded promotional products and imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company's own proprietary designs. Next is one of the dominant companies in the highly fragmented licensed promotional products and imprinted sportswear industries.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements.  The Company relies on this safe harbor in making such disclosures.  The statements are based on management’s current beliefs and assumptions about expectations, estimates, strategies and projections.  These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements

Contact:

     Next, Inc., Chattanooga

     Jason Assad, 423-296-8213 Ext. 113

     jassad@nxt-inc.com